June 22, 2011
Via EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Ms. Pamela Long Ms. Jessica Dickerson

Re:	Request for Acceleration of Effectiveness of KiOR, Inc. Registration Statement on Form S-1 (File No. 333-173440) initially filed on April 11, 2011
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of KiOR, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-173440) (as amended, the “Registration Statement”), relating to a public offering of shares of the Registrant’s Class A common stock, par value $0.0001 per share, so that the Registration Statement may be declared effective on June 23, 2011, at 4:00 p.m. Eastern Time., or as soon thereafter as practicable. The undersigned, as the Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.
     In connection with the above-captioned Registration Statement, we wish to advise that between June 10, 2011 and the date hereof 6,917 copies of the Preliminary Prospectus dated June 10, 2011 were distributed as follows: 3,465 to prospective underwriters; 3,275 to institutional investors; 128 to prospective dealers; and 14 to others.
     The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.
(Signature page follows)

Very truly yours, Credit Suisse Securities (USA) LLC UBS Securities LLC Goldman, Sachs & Co.

By:	Credit Suisse Securities (USA) LLC

By:	/s/ Jeremiah J. Hux
	Name:	Jeremiah J. Hux
	Title:	Director

Signature Page to Acceleration Request Letter